N E W S R E L E A S E

August 23, 2010

Bisha Royalty Buyout Increases Future Cash Flows

Nevsun Resources Ltd. (TSX: NSU / NYSE Amex: NSU) is pleased to announce that it has bought out a third party royalty on its Bisha project in Eritrea. The removal of this royalty further increases Nevsun’s stake in Bisha’s future cash flows, resulting in an estimated net benefit of at least $0.20 per share.  Nevsun paid Cdn$18,500,000 to acquire the 1.5% net smelter royalty on the project, previously held by an arm’s length private company.

The Bisha project continues on time and on budget to advance towards plant commissioning in Q4 of this year. The Company anticipates reaching commercial production before the end of Q1 2011, at which time its annualized output should exceed 400,000 ounces of gold, plus 750,000 ounces of silver, at a cash operating cost of less than $250 per ounce of gold. More details on the Bisha project, including cash flow estimates under various metals price assumptions can be found on the Company’s website.

Forward Looking Statements: The above contains forward-looking statements concerning development progress, planned mine output and project economics.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 10-13.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com